Exhibit 99.3

ORDINARY SHAREHOLDER’S MEETING

By agreement of the Board of Directors, the Ordinary Shareholders’ Meeting of Banco Santander-Chile is summoned for Wednesday, April 19, 2023, at 3:00 p.m., by remote means, notwithstanding that for all purposes that may arise is established as the domicile of the meeting, Calle Bandera N° 140, Commune and City of Santiago de Chile, in order to deal with the following matters within its competence:

1)	Submit for shareholder consideration and approval the Annual Report, Balance Sheet, Financial Statements and Report of the External Auditors for the period between January 1 and December 31, 2022.
2)	Resolve the destination of profits for the year 2022. A dividend of Ch$2,57469221 per share, corresponding to 60% of net income attributable to shareholders will be proposed, which if approved, will be paid from the fifth banking day followig the day of the meeting. Likewise, the remaining 40% of net income attributable to shareholders will be destined to increase the Bank’s reserves and/or accumulated profits of the bank.
3)	Election of the Board.
4)	Determination of the remuneration of the Board of Directors. The proposal is to maintain the remuneration agreed in the Ordinary Shareholders’ Meeting for the year 2022.
5)	Appointment of external auditors. The proposal is to contract PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada as external auditors of the bank and its subsidiaries, for the year 2023, according that proposed by the Directors and Audit Committee.
6)	Appointment of local risk rating agencies. Designación de Clasificadores Privados de Riesgo. Feller Rate and ICR Chile have been proposed in accordance with the recommendation of the Directors and Audit Committee.
7)	Report of the Directors and Audit Committee, determination of the remuneration of its members and the budget of expenses for its operation. The proposal to the meeting is the same amount agreed for last year, equivalent to UF 7,200 for the budget of expenses for this committee’s operation. This proposal considers the part of the remuneration that the law requires to pay the members of the committee for their performance in it.
8)	Account for the related party transactions as referred to in Title XVI of Law 18,046.
9)	Consider any other matter of social interest that should be discussed at the Ordinary Shareholders’ Meeting, in accordance with the law and the Bank’s Bylaws.

It is noted that in accordance to article 49, N°6 of the General Banking Law, the Financial Statements of the Bank as of December 31, 2022 were published in Diario El Pulso and La Tercera on February 23, 2023 and also on the website https://santandercl.gcs-web.com/investors/shareholders-meetings, with the corresponding notes and Independent Auditor’s Report.

PARTICIPATION AND REMOTE VOTING IN THE SHAREHOLDER’S MEETING

In accordance to the General Norm N°435 and the memorandum N°1141 of the Financial Markets Commission, the shareholders must participate and vote long-distance exclusively through remote participation methods. The descriptive manual to validate the identity of the shareholder and participate in the meeting, as well as the voting system can all be found under the link https://santandercl.gcs-web.com/investors/shareholders-meetings. The proposals and the Annual Report can also be found in the link above.

If the shareholder cannot participate, they can be represented by a third party, remotely, through a proxy.

PROXY VOTING

The proxy, if needed, should be granted with anticipation before the day of the shareholder’s meeting, in accordance to what is outlined in the descriptive manual on the web page.

CLAUDIO MELANDRI HINOJOSA
PRESIDENT